Exhibit 99.1

MY Invests in Huadian Fuxin’s IPO

Zhongshan, China, June 28, 2012 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced that through its subsidiary, Ming Yang Wind Power (International) Co., Ltd (“Ming Yang International”), the Company purchased 141,062,000 shares of Huadian Fuxin Energy Corporation Limited (“Huadian Fuxin”) (HKEx: 00816) for an aggregate consideration of approximately US$30.0 million in connection with Huadian Fuxin’s initial public offering (“IPO”) in Hong Kong and listing on the Hong Kong Stock Exchange on June 28, 2012.

Huadian Fuxin is a leading diversified clean energy company in China, primarily engaged in the development, management and operation of hydropower projects and coal-fired power plants in Fujian province, along with wind power and other clean energy projects throughout China. It serves as the principal platform for the development of China Huadian Corporation’s clean energy businesses. According to its IPO prospectus, as of December 31, 2011, Huadian Fuxin reached a consolidated installed capacity of 6,524.1MW into operation, including 2,223.4MW of hydropower, 2,171.3MW of wind power, 2,050.0MW of coal-fired power and 79.4MW of other types of clean energy.

“We are very pleased to have this opportunity to build up our strategic relationship with Huadian Fuxin,” said Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “Huadian Fuxin, a subsidiary of China Huadian Corporation, has built a strong reputation in developing renewable energy in China. China Huadian Corporation, together with its affiliates, has been a major customer of Ming Yang. We are excited about the potential opportunities that are set to grow between Ming Yang and Huadian Fuxin, given our advantages in technology innovation in the wind power industry.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking“ statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations, results of and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Transactions contemplated in this press release also involve risks and uncertainties and are subject to changes and developments. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2011.

For further information, please visit the Company’s website: http://ir.mywind.com.cn.

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

E: ir@mywind.com.cn

URL: http://ir.mywind.com.cn

Fleishman-Hillard

Pamela Leung

T: +852-2530-0228

E: mingyang@fleishman.com

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